October 10, 2007

VIA EDGAR

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	The Hartford Series Fund, Inc.
Request for Withdrawal of Post-Effective Amendments
File Nos. 333-45431 and 811-08629

Dear Mr. Kosoff:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Hartford Series Fund, Inc. (the “Company”) respectfully requests withdrawal of the following Post-Effective Amendments to the Company’s Registration Statement on Form N-1A:

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
43	11/17/2006	485APOS	0001104659-06-076246
44	11/17/2006	485APOS	0001104659-06-076248
45	1/30/2007	485BXT	0001104659-07-005809
46	1/30/2007	485BXT	0001104659-07-005810
48	3/1/2007	485BXT	0001104659-07-015574
49	3/1/2007	485BXT	0001104659-07-015575
50	3/29/2007	485BXT	0001104659-07-023689
51	3/29/2007	485BXT	0001104659-07-023717
52	4/26/2007	485BXT	0001104659-07-031942
53	4/26/2007	485BXT	0001104659-07-031943
55	5/24/2007	485BXT	0001104659-07-042754
56	5/24/2007	485BXT	0001104659-07-042753
57	6/21/2007	485BXT	0001104659-07-049145
58	6/21/2007	485BXT	0001104659-07-049146
59	7/19/2007	485BXT	0001104659-07-054899
60	7/19/2007	485BXT	0001104659-07-054900
61	8/16/2007	485BXT	0001104659-07-063106
62	8/16/2007	485BXT	0001104659-07-063107
63	9/13/2007	485BXT	0001104659-07-068903
64	9/13/2007	485BXT	0001104659-07-068904

These Post-Effective Amendments relate to ten new series of the Company: Hartford Leaders Equity Growth Allocation HLS Fund, Hartford Leaders Balanced Allocation HLS Fund, Hartford Leaders Conservative Allocation HLS Fund, Hartford Leaders Growth Allocation HLS Fund, Hartford Leaders Income Allocation HLS Fund, Hartford Directors Equity Growth Allocation HLS Fund, Hartford Directors Growth Allocation HLS Fund, Hartford Directors Balanced Allocation HLS Fund, Hartford Directors Conservative Allocation HLS Fund, and Hartford Directors Income Allocation HLS Fund.  No securities were sold in connection with these Post-Effective Amendments and the Company has determined, due to business reasons, that it has no plans to proceed with the offering of these series at this time.

Should you have any questions or comments, please contact me at 860-843-9934.

Sincerely,

/s/ Edward Macdonald
Edward Macdonald
Vice President, Secretary and Chief Legal Officer